Exhibit 99.2

CBD ENERGY LIMITED RENAMED BLUENRGY GROUP LIMITED

Sydney, March 19, 2015 -- CBD Energy Limited (NASDAQ:CBDE) (the "Company") announced today that it will change its name to BlueNRGY Group Limited.  The name change was approved by the Company’s shareholders at an extraordinary general meeting held on March 12, 2015 and will be effected as soon as the Australian Securities and Investments Commission (“ASIC”) records the change in the Company’s registration.  However, the Company will immediately begin doing business as BlueNRGY Group Limited (“BlueNRGY”) while the ASIC action is pending.

William Morro, Executive Chairman & Managing Director stated, “The Company’s adoption of the BlueNRGY name is emblematic of our renewed focus on delivery of best-in-class technology for our customers of distributed power and energy efficiency solutions.  We intend this rebranding to be one of the first of many changes that will open a new chapter of growth and development for BlueNRGY.”

Emmanuel Cotrel, Senior Vice President of BlueNRGY and founder of its leading-edge data monitoring and analytics business added, “The BlueNRGY ™ brand was created to differentiate our massively scalable, high-impact information solutions from outmoded technologies and ideas about how to assess and optimize the performance of complex geographically dispersed systems. As the BlueNRGY™ name has gained acceptance and recognition, it is a natural evolution that the brand be applied to the Company’s other best-in-class engineered solutions and services.  We expect that the BlueNRGY ™ name will become widely recognized by consumers and businesses for helping them realize the potential of new energy technologies.”

As soon as practicable, BlueNRGY Group will begin to utilize the BlueNRGY ™ brand for all residential and commercial solar systems that it designs and deploys worldwide and for its project life-cycle support services for distributed power generation installations.

About BlueNRGY Group Limited,

Established in 1989, BlueNRGY Group Limited (fka CBD Energy Limited) is a provider of engineered systems and solutions for distributed power generation and climate control/energy efficiency.  As a global leader in PV Solar installations BlueNRGY has designed and implemented more than 18,000 residential PV Solar systems and more than 175 MW of solar and wind systems for commercial and utility applications. Our Parmac division is a leader in climate control systems in its served Australian markets.  BlueNRGY also provides performance monitoring and life-cycle maintenance and support for systems installed by others.  Its data analytics are deployed worldwide and are relied upon by system owners, investment portfolio managers, utilities, government bodies and component manufacturers to deliver mission-critical information.

With regional headquarters in Sydney, Fort Lauderdale and London, the BlueNRGY Group is positioned to serve its customers operating in Australia/Asia, North America and Europe.

visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in the Corporation's most recent Form F-1 and other filings with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include expectations about effecting the Company’s name change to BlueNRGY Group Limited and its impact on the Company’s business.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY Group Limited (fka CBD Energy Limited) assumes no obligation to update or revise these statements unless otherwise required by law.

Contact:  investor@cbdenergy.com.au